Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 10, 2007

Bearish Return Optimization Securities with Partial
Protection
UBS AG $• Securities linked to the Dow Jones Industrial Average®

Indicative Terms		Product Description

Issuer	UBS AG	Enhanced Bearish Securities are designed for investors who want to hedge their exposure* to U.S. equities through an investment linked to the Dow Jones Industrial Average (the “Index”). If the Index Return is negative over the term of the securities, at maturity investors will receive their principal plus a positive return equal to 5x the negative return up to a maximum gain of between 22.00% and 24.00% (to be determined on the trade date). If the Index Return is positive over the term of the notes, at maturity investors will be protected against the first 10% positive return and will lose 1% of their principal for each 1% positive return in excess of 10%.
Issue Price	$10.00 per Security
Initial Minimum
Investment	100 Securities at a principal amount of $10 per Security ($1,000)
Underlying Index	Dow Jones Industrial Average
Term	14 months
Payment at	Investors will receive a cash payment at maturity that is based on
Maturity	the Index Return.
If the Index Return is negative, you will receive your principal plus a 5% gain for every 1% lossin the Index, up to a maximum gain on the Securities of between 22.00% and 24.00% (to be
determined on trade date)
If the Index Return is between 0 and 10%, you will recieve
your full principal
If the Index Return is greater than 10%, your principal will be
	reduced by 1% for every 1% gain in the Index, up to a maximum	*	Please see “Key Risks”—We and our Affiliates and
	loss of 90% of principal		Agents have published research that is inconsistent with
	If the level of the Index increases over the term of the Securities,		investing in or holding the Securities.
you may lose up to 90% of your principal amount
Index Return	Index Ending Level – Index Starting Level
	Index Starting Level	Benefits
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trade Date	May 24, 2007*	•	5x bear leverage feature provides enhanced positive returns for negative returns in the Index
Settlement Date	May 31, 2007*
Final Valuation	July 24, 2008*	•	Partial Principal Protection: The Securities provide capital protection, if the Index Return does not exceed 10%
Date
Maturity Date	July 31, 2008*
*	Expected. In the event that we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be adjusted to ensure that the stated term of the Securities remains the same.

Scenario Analysis at Maturity

Assumptions: –5% Negative Index Return to a maximum gain of 23.00%; 1-for-1 exposure above a 10% gain.

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated May 10, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 10, 2007
Index Descriptions	Historical Performance

The Dow Jones Industrial Average® is a benchmark of performance for leading companies in the U.S. stock market, consisting of 30 “blue-chip” U.S. stocks. The Index is not limited to traditionally defined industrial stocks, but serves instead as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment and consumer goods.

Historical performance of the Index is not indicative of future results.	The graph below illustrates the performance of the Index from 1/31/91 to 5/7/07 – Bloomberg L.P.

Investor Suitability and Key Risks

The Securities may be suitable for you if:	The Securities may not be suitable for you if:
  You believe that the Index Return will be negative (and therefore you would receive a positive return on an investment in the Securities)
  You seek an investment that offers protection for 10% of the principal amount of the Securities
  You are willing to make an investment where you could lose up to 90% of your principal amount
  You are willing to hold the Securities to maturity
  You do not seek current income from this investment
  You have exposure to U.S. equities and would like to hedge your exposure through an investment linked to the Dow Jones Industrial Average

  You believe that the Index Return will be positive (and therefore you would lose money on an investment in the Securities)
  You seek an investment that offers full principal protection
  You seek an investment whose return is not capped at between 22.00% and 24.00% (to be determined on the trade date)
  You seek current income from your investment
  You seek an investment for which there will be an active secondary market
  You are unable or unwilling to hold the Securities to maturity
  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

Key Risks:
  You may lose up to 90% of your principal—payment at maturity will be reduced by 1% for every 1% gain in the Index, up to a maximum loss of 90% of your principal amount invested
  Partial Principal Protection only if you hold your Securities to maturity—You should be willing to hold your Securities to maturity
  Your appreciation potential is limited by the maximum gain on the Securities at maturity
  You will not receive any interest or dividend payments
  The Securities will not be listed, and there will not be an active secondary trading market

You are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured note are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.